THE SINGING MACHINE COMPANY, INC.

6301 NW 5th Way, Suite 2900

Fort Lauderdale, FL 33309

May 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	The Singing Machine Company, Inc.
Registration Statement on Form S-1
Filed May 5, 2022
File No. 333-264277

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Singing Machine Company, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. Eastern Time, May 23, 2022, or as soon as practicable thereafter.

Very truly yours,

The Singing Machine Company, Inc.

By:	/s/ Gary Atkinson
Gary Atkinson
Chief Executive Officer